Exhibit 99.1

Enthusiast Gaming to Participate in RBC Capital Markets Technology, Internet,
 Media and Telecom Conference

TORONTO, Nov. 15, 2021 (GLOBE NEWSWIRE) -- Enthusiast Gaming Holdings Inc. (“Enthusiast Gaming” or the “Company”) (NASDAQ: EGLX; TSX:EGLX), a media and content platform for video game and esports fans to connect and engage, today announced that its CEO, Adrian Montgomery, will participate in the RBC Capital Markets Technology, Internet, Media and Telecom Conference, held virtually from November 16-17, 2021.

Montgomery will participate in a fireside chat with RBC Managing Director of Global Research for Telecommunications & Media, Drew McReynolds, on November 16th, 2021 from 3:30 - 3:50 ET.

Access to a live audio webcast of the discussion (listen-only) will be made available on the “Investor” page of Enthusiast Gaming’s website. A replay of the webcast will be made available on the website following the fireside chat.

About Enthusiast Gaming

Enthusiast Gaming is building the largest media and content platform for video game and esports fans to connect and engage worldwide. Combining the elements of its four core pillars; Media, Talent, Esports and Experiences, Enthusiast Gaming provides a unique opportunity and integrated approach to reach and connect with its coveted GenZ and Millennial audience. Through its proprietary mix of digital media and entertainment assets, Enthusiast Gaming has built a vast network of like- minded communities to deliver the ultimate fan experience.

Contacts

Enthusiast Gaming Investor Relations:
 Eric Bernofsky, Chief Corporate Officer
 investor@enthusiastgaming.com

Media Relations:

Ashley Stanhope, Provident Communications
ashley@providentcomms.com
416-303-1498